Exhibit 99.1

B.O.S. Announces Financial Results for Second Quarter of
2013

Growth in revenues and NON GAAP profits of second quarter of
2013

RISHON LEZION, Israel, August 28 , 2013 (GLOBE NEWSWIRE) - B.O.S. Better Online Solutions Ltd. (the "Company", "BOS") (Nasdaq: BOSC), a leading Israeli provider of RFID and supply chain solutions to global enterprises, today reported its financial results for the three months ended June 30, 2013.

Revenues for the second quarter of fiscal 2013 amounted to $6.6 million, compared to $5.9 million in the previous quarter of this year and the comparable quarter last year.

On a non-GAAP basis, the net profit for the second quarter of 2013 was $76,000, compared to a net loss of $90,000 in the previous quarter of this year and a net profit of $10,000 in the comparable quarter of last year.

Net loss for the second quarter of fiscal 2013 amounted to $59,000, compared to compared to net loss of $203,000 in the previous quarter of this year and a net loss of $214,000 in the comparable quarter last year.

Avidan Zelicovsky, BOS President, stated: "We are pleased with the improvement in our financial results as compared to the comparable quarter last year and the first quarter this year. In the first half of the year we faced a reduction in the gross margin of the Supply Chain Division. The reduction is attributed to the expansion of our business in India which carries lower gross margins. We anticipate improvement in the gross margin of the Supply Chain Division in the second half of year 2013."

Eyal Cohen, BOS CFO, stated: "Our cash and cash equivalents and long term bank deposit amounted to $856,000 as of June 30, 2013 and $792,000 as of December 31, 2012.

Our bank loans as of June 30, 2013 were reduced to $8.1 million from $8.4 million as of December 31, 2012. We expect a further reduction of loans during year 2013."

Conference Call

BOS will host a conference call on Thursday, August 29, 2013 at 10:00 a.m. ET 5:00 p.m. Israel time. A question-and-answer session will follow management's presentation. Interested parties may participate in the conference call by dialing to + 972-3-9180644 approximately five to ten minutes before the call start time.

For those unable to listen to the live call, a replay of the call will be available from the day after the call on BOS's website, at: http://www.boscorporate.com.

Contact:
B.O.S. Better Online Solutions Ltd.
Mr. Eyal Cohen, CFO
+972-54-2525925
eyalc@boscom.com

About BOS

B.O.S. Better Online Solutions Ltd. (BOSC) is a leading provider of RFID and Supply Chain solutions to global enterprises. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company's supply chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide. For more information, please visit: www.boscorporate.com.

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS.  These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Six months ended June 30,		Three months ended June 30,
	2013	2012	2013	2012
	(Unaudited)		(Unaudited)

Revenues	$12,585	$12,963	$6,655	$5,915
Cost of revenues	10,326	10,215	5,446	4,537
Inventory write offs	52	135	36	64
Gross profit	2,207	2,613	1,173	1,314

Operating costs and expenses:
Research and development	-	86	-	36
Sales and marketing	1,401	1,629	724	752
General and administrative	778	840	359	394
Total operating costs and expenses	2,179	2,555	1,083	1,182

Operating profit (loss)	28	58	90	132
Financial expenses, net	(286)	(478)	(145)	(239)
Other income (expenses), net	-	(80)	-	(90)
Loss before taxes on income	(258)	(500)	(55)	(197)
Taxes on income	4	20	4	17
Net Loss	$(262)	$(520)	$(59)	$(214)

Basic and diluted net loss per share	$(0.23)	$(0.48)	$(0.05)	$(0.20)
Basic and diluted net loss per share	$(0.23)	$(0.48)	$(0.05)	$(0.20)

Weighted average number of shares used in computing basic net earnings per share	1,154,954	1,117,751	1,156,983	1,117,909
Weighted average number of shares used in computing diluted net earnings per share	1,154,954	1,117,751	1,156,983	1,117,909

CONSOLIDATED BALANCE SHEETS

 (U.S. dollars in thousands, except per share amounts)

	June 30, 2013	December 31, 2012
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$390	$354
Trade receivables	8,091	8,007
Other accounts receivable and prepaid expenses	575	616
Inventories	3,261	3,160

Total current assets	12,317	12,137

LONG-TERM ASSETS:
Severance pay fund	23	21
Bank deposit	466	438
Other assets	14	11

Total long-term assets	503	470

PROPERTY, PLANT AND EQUIPMENT, NET	925	963

OTHER INTANGIBLE ASSETS, NET	267	357

GOODWILL	4,122	4,122

	$18,134	$18,049

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	June 30, 2013	December 31, 2012
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank loans and current maturities	$6,350	$6,383
Trade payables	5,396	4,915
Employees and payroll accruals	478	408
Deferred revenues	604	467
Current maturities of liability to Dimex Systems	132	136
Accrued expenses and other liabilities	415	567

Total current liabilities	13,375	12,876

LONG-TERM LIABILITIES:
Long-term bank loans, net of current maturities	988	1,188
Accrued severance pay	112	119
Liability to Dimex Systems	678	710

Total long-term liabilities	1,778	2,017

COMMITMENTS AND CONTINGENT LIABILITIES

SHARE HOLDERS' EQUITY	2,981	3,156

Total liabilities and shareholders' equity	$18,134	$18,049

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2013	2012	2013	2012

Net Cash used in (provided by) operating activities	$313	$1,140	$(165)	1,016

Net Cash provided by (used in) investing activities	(87)	(87)	(32)	(38)

Net Cash used in financing activities	(190)	(1,063)	(184)	(1,051)

Increase (decrease) in cash and cash equivalents	36	(10)	(381)	(73)

Cash and cash equivalents at the beginning of the period	354	411	771	474

Cash and cash equivalents at the end of the period	$390	$401	$390	$401

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except per share amounts)

	Three months ended June 30,
	2013				2012
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP

Revenues	$6,655	$-		$6,655	$5,915
Gross profit	1,173	36	a	1,209	1,378

Operating costs and expenses:
Research and development	-	-		-	36
Sales and marketing	724	(45	)b	679	707
General and administrative	359	(54	)c	305	390
Total operating costs and expenses	1,083	(99)		984	1,133

Operating profit	90	135		225	245
Financial expenses, net	(145)	-		(145)	(218)
Income (loss) before taxes on income	(55)	135		80	27
Taxes on income	4	-		4	17
Net Income (loss)	$(59)	$135		$76	$10

Notes to the reconciliation:
a - Inventory write off.
b - Amortization of intangible assets.
c - Stock based compensation.

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except per share amounts)

	Six months ended June 30,
	2013				2012
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP

Revenues	$12,585	$-		$12,585	$12,963
Gross profit	2,207	52	a	2,259	2,748

Operating costs and expenses:
Research and development	-	-		-	86
Sales and marketing	1,401	(90	)b	1,311	1,538
General and administrative	778	(106	)c	672	831
Total operating costs and expenses	2,179	(196)		1,983	2,455

Operating profit	28	248		276	293
Financial expenses, net	(286)	-		(286)	(457)
Other expenses, net	-	-		-	10
Loss before taxes on income	(258)	248		(10)	(154)
Taxes on income	4	-		4	20
Net Loss	$(262)	$248		$(14)	$(174)

Notes to the reconciliation:
a - Inventory write off.
b - Amortization of intangible assets.
c - Stock based compensation.

CONDENSED CONSOLIDATED EBITDA
 (U.S. dollars in thousands)

	Six months ended June 30,		Three months ended June 30,
	2013	2012	2013	2012
	(Unaudited)		(Unaudited)

Operating Profit	$28	$58	90	$132
Add:
Amortization of intangible assets	90	91	45	45
Stock based compensation	106	9	54	4
Depreciation	88	140	43	70
EBITDA	$312	$298	$232	$251

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Six months ended June 30, 2013				Three months ended June 30, 2013

Revenues	$4,847	$7,764	$(26)	$12,585	$2,566	$4,097	$(8)	$6,655

Cost of Revenues	$3,522	$6,830	$(26)	$10,326	$1,868	$3,586	$(8)	$5,446

Inventory write offs	$45	$7	$-	$52	$25	$11	$-	$36

Gross profit	$1,280	$927	$-	$2,207	$673	$500	$-	$1,173

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Six months ended June 30, 2012				Three months ended June 30, 2012

Revenues	$4,504	$8,472	$(13)	$12,963	$2,144	$3,704	$67	$5,915

Cost of Revenues	$3,238	$6,990	$(13)	$10,215	$1,496	$2,974	$67	$4,537

Inventory write offs	$60	$75	$-	$135	$25	$39	$-	$64

Gross profit	$1,206	$1,407	$-	$2,613	$623	$691	$-	$1,314